UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Holon Co., Ltd.
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
A&D Company, Limited
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
A&D Company, Limited Attn: Akio Suzuki 3-23-14, Higashi-Ikebukuro, Toshima-ku, Tokyo 170-0013, Japan +81-3-5391-6123
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number
99.1	Notice of Extraordinary Shareholders Meeting of Holon Co., Ltd. (English Translation).
99.2	Business Report, Financial Statements and Notes to Financial Statements of Holon Co., Ltd. (English Translation).
99.3	Articles of Incorporation of A&D Company, Limited (English Translation).

99.4	Business Report and Financial Statements of A&D Company, Limited (English Translation).
99.5	Notes to Financial Statements of A&D Company, Limited (English Translation).

(b) Not applicable.

Item 2.  Informational Legends

Legends complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, are included in the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

A&D Company, Limited submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated November 29, 2021.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A&D Company, Limited

/s/ Yasunobu Morishima

Name:	Yasunobu Morishima

Title:	President & CEO

Date: February 10, 2022